Exhibit I

ConvergeOne Agrees to be Acquired by CVC Fund VII for $1.8 Billion

Holders of Common Stock to Receive $12.50 per Share in Cash;

Majority Shareholder, Private Equity Firm Clearlake Capital Group, Agrees to Tender Its Shares

Eagan, MN and London – November 6, 2018 – ConvergeOne Holdings, Inc. (Nasdaq: CVON, “ConvergeOne” or the “Company”), a leading global IT and managed services provider of collaboration and technology solutions, today announced that it has entered into a definitive agreement to be acquired by affiliates of CVC Fund VII (“CVC”) in an all-cash transaction valued at approximately $1.8 billion. Subject to customary closing conditions and regulatory approvals, ConvergeOne expects the transaction to close in the fourth quarter of 2018 or the first quarter of 2019. ConvergeOne will maintain its corporate headquarters in Eagan, MN and continue to be led by its current executive team.

Pursuant to the terms of the merger agreement, affiliates of CVC will commence a tender offer for all of the outstanding shares of the Company in an all-cash transaction valued at $12.50 per share of common stock of the Company, representing a 35% premium to the thirty-day VWAP prior to October 25, 2018 and representing over a 56% premium to the closing price on ConvergeOne’s debut date on the Nasdaq on February 23, 2018. ConvergeOne’s Board of Directors unanimously approved the agreement and believes the transaction maximizes shareholder value. Following the execution of the merger agreement, affiliates of Clearlake Capital Group, L.P. (collectively, “Clearlake”), the majority shareholder and private equity sponsor of ConvergeOne along with the directors and officers of the Company, together holding approximately 68 percent of the outstanding shares of common stock of the Company, have agreed to tender their shares in the offer pursuant to a tender and support agreement.

John A. McKenna Jr., Chairman and Chief Executive Officer of ConvergeOne commented, “Today’s announcement is a tremendous accomplishment for ConvergeOne and highlights the continued success of the Company. We are extremely proud of the ConvergeOne team, and we truly appreciate our phenomenal partnership with Clearlake and our other shareholders that has resulted in significant value creation. Our team is thrilled to partner with CVC to execute on the compelling growth opportunities in the rapidly evolving collaboration and technology services market.”

Behdad Eghbali, Managing Partner and Co-Founder of Clearlake, added, “The success we have achieved working alongside ConvergeOne’s team since our initial investment in June 2014 is a perfect example of our operational approach, O.P.S.®, in action, as well as our buy-and-build strategy. Together with management, we transformed the Company into a world-class managed services franchise, achieving approximately 400% EBITDA growth through the period of our ownership since 2014, completing a public listing, and ultimately maximizing shareholder value through this transaction. We are proud to have partnered with John and his team and look forward to watching the Company’s continued growth in the future.”

Chris Colpitts, Senior Managing Director of CVC, said, “We are very impressed by the momentum of ConvergeOne and share their excitement for the Company’s growth potential. ConvergeOne has a significant opportunity to capitalize on the cloud adoption and digital transformation tailwinds of its enterprise customers. Using our industry expertise and global network, we look forward to supporting ConvergeOne’s continued growth, both organically and through its proven M&A program.”

Raymond James & Associates and William Blair acted as financial advisors to ConvergeOne in connection with the transaction. Raymond James & Associates, William Blair, and Jefferies LLC provided fairness opinions to ConvergeOne’s Board of Directors. Cooley LLP served as legal counsel to ConvergeOne. Deutsche Bank and UBS Investment Bank acted as financial advisors to CVC, and White & Case LLP served as CVC’s legal counsel in connection with the transaction.

About ConvergeOne

Founded in 1993, ConvergeOne is a leading global IT services provider of collaboration and technology solutions for large and medium enterprises with decades of experience assisting customers to transform their digital infrastructure and realize a return on investment. Over 10,400 enterprise and mid-market customers trust ConvergeOne with collaboration, enterprise networking, data center, cloud and security solutions to achieve business outcomes. Our investments in cloud infrastructure and managed services provide transformational opportunities for customers to achieve financial and operational benefits with leading technologies. ConvergeOne has partnerships with more than 300 global industry leaders, including Avaya, Cisco, IBM, Genesys and Microsoft to customize specific business outcomes. We deliver solutions with a full lifecycle approach including strategy, design and implementation with professional, managed and support services. ConvergeOne holds more than 6,000 technical certifications across hundreds of engineers throughout North America including three Customer Success Centers. More information is available at www.convergeone.com.

About Clearlake

Clearlake Capital Group, L.P. is a leading private investment firm founded in 2006. With a sector-focused approach, the firm seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are software and technology-enabled services; industrials and energy; and consumer. Clearlake has managed over $8 billion of institutional capital since inception and its senior investment principals have led or co-led over 100 investments. More information is available at www.clearlake.com.

About CVC

CVC Capital Partners is a leading private equity and investment advisory firm. Founded in 1981, CVC today has a network of 24 offices and approximately 450 employees throughout Europe, Asia and the US. To date, CVC has secured commitments of over US$110 billion from some of the world’s leading institutional investors across its private equity and credit strategies. In total, CVC currently manages over US$70 billion of assets. Today, funds managed or advised by CVC are invested in 71 companies worldwide, employing c.295,000 people in numerous countries. Together, these companies have combined annual sales of approximately US$100 billion. For further information about CVC, please visit www.cvc.com.

Forward Looking Statements

This press release includes “forward-looking statements” regarding ConvergeOne, its financial condition and its results of operations that reflect ConvergeOne’s current views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that ConvergeOne believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding ConvergeOne’s plans, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control ConvergeOne and their respective officers, employees, agents or associates. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transaction contemplated by the Merger Agreement due to other conditions to closing in the Merger Agreement; (3) the risk that the proposed transaction disrupts current plans and operations of ConvergeOne as a result of the announcement and consummation of the transaction described herein; (4) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) costs related to the proposed business combination; (6) changes in applicable laws or regulations; (7) the possibility that ConvergeOne may be adversely affected by other economic, business, and/or competitive factors; and (8) ConvergeOne’s ability to identify and integrate acquisitions.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those vary from forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information herein speaks only as of (1) the date hereof, in the case of information about ConvergeOne, or (2) the date of such information, in the case of information from persons other than ConvergeOne. Except as may be required by applicable law, ConvergeOne undertakes no duty to update or revise the information contained herein. Forecasts and estimates regarding ConvergeOne’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.

Additional Information and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of the Company or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by PVKG Merger Sub, Inc., an affiliate of CVC, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by the Company. The offer to purchase shares of the Company common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

— Source: ConvergeOne —

Media Contacts:

Converge One Holdings, Inc.

Scott Clark

Vice President, Marketing, ConvergeOne

651.393.3957

sclark@convergeone.com

CVC

Tom Faust

Stanton Public Relations & Marketing

646-502-3513

cvc@stantonprm.com